1 Continuation of the Stock Compensation Plan for Directors and the Stock Grant System for Company Management in Japan in 2024 Osaka, JAPAN, May 9, 2024 – Takeda Pharmaceutical Company Limited (TSE:4502/NYSE:TAK) (“Company”) announced that the meeting of the Board of Directors held today resolved to continue the stock compensation plan which was introduced as a long-term incentive plan for members of the Board of Directors (the “Directors”) in 2016, as well as to continue the stock grant system which was introduced in 2014 as a global long-term incentive plan for Company Management in Japan (collectively with the stock compensation plan for Directors, the “Plans”). 1. Outline of the Plan (1) Outline of the stock compensation plan for Company Directors (i) The Company introduced the stock compensation plan for Company Directors in 2016. Specifically, for Directors who are not members of Audit and Supervisory Committee (excluding External Directors and Directors residing overseas), a highly transparent and objective stock compensation plan that is closely linked to company performance has been adopted in order to improve the Company’s mid- and long-term performance as well as to raise awareness of the need to help increase the Company’s value, and on the other hand, for Directors who are members of Audit and Supervisory Committee and External Directors, a highly transparent and objective stock compensation plan that is not linked to company performance has been adopted, in order to ensure that their compensation is within the appropriate scope in consideration of the role to be fulfilled by them, and to thereby further enhance their awareness of aligning interests with shareholders and contributing to the increase of the corporate value of the Company, while ensuring their adequate supervisory functions which judge the validity of the execution of duties from an objective standpoint. (*1) (*2) (ii) The stock compensation plan for Company Directors utilizes a mechanism called a Board Incentive Plan Trust (“BIP Trust”) under which a BIP Trust will be established for Directors or will be continued by extending the trust term of the BIP Trust already established in the previous year. (iii) The BIP Trust is an incentive plan for Directors that is designed based on Performance Share Units and Restricted Stock Units, whereby Performance Share Unit awards and Restricted Stock Unit awards are granted to Company Directors. The Company shares that are acquired by the BIP Trust and the amount of money equivalent to Company shares converted into cash (collectively, “Company Shares ”) will be vested in (a) Directors eligible for Performance Share Unit awards based on the achievement of company performance goals and other factors and (b) Directors not eligible for Performance Share Unit awards in a set amount regardless of the achievement of company performance goals and other factors, respectively, along with dividends from Company shares. (*1) The compensation for Directors who are not members of Audit and Supervisory Committee (excluding External Directors) consists of “Basic Compensation,” “Bonus,” “Performance Share Unit awards”, and “Restricted Stock Unit awards.” The compensation for Directors who are members of Audit and Supervisory Committee and External Directors consists of “Basic Compensation” and “Restricted Stock Unit awards” linked only to the price of Company shares and not linked to company performance. News Release

(*2) The Company has established the Compensation Committee with all the Committee members being External Directors, to serve as an advisory organization for the Board of Directors to ensure the appropriateness of Directors' compensation and transparency in the decision-making process thereof. The continuation of the stock compensation plan was deliberated at the Compensation Committee prior to the resolution by the Board of Directors. The evaluation of the achievement of company performance goals and other factors will be reported to the Board of Directors after being approved by the Compensation Committee.

The stock compensation plan for Company Directors is comprised of plans for (a) Directors who are not External Directors (excluding Directors who are members of Audit and Supervisory Committee and Directors residing overseas) ("Plan I"), (b) External Directors (excluding Directors who are members of Audit and Supervisory Committee) ("Plan II"), and (c) Directors who are members of Audit and Supervisory Committee ("Plan III").

Directors who are not members of Audit and Supervisory Committee		Directors who are members of Audit and Supervisory Committee
Internal Directors	External Directors	External Directors
Directors eligible for Performance Share Unit awards	Directors not eligible for Performance Share Unit awards	
Plan I	Plan II	Plan III

Compensations under Plan I will consist of Performance Share Unit awards (60%), where Company Shares are vested based on the achievement of company performance goals and other factors, and Restricted Stock Unit awards (40%) in which a specified number of Company Shares vested each year. Company performance goals are linked with mid- to long-term company performance goals (targets over a three-year performance period) and adopt targets involving the achievement of transparent and objective indicators, such as top line revenues, cash flow, indicators on profit, R&D targets. Based on factors including the achievement of company performance goals, a performance linked coefficient which varies within the scope of 0 to 200% will be used to calculate the Company Shares to be vested as the "Performance Share Unit awards". Evaluation of factors including the achievement of company performance goals is reported to the Board of Directors after being approved by the Compensation Committee. A two-year holding period is set for vested Company Shares.
(Time of vesting of the Company Shares and the holding period of the Company shares regarding Plan I)

<table>
<tr><th></th><th>2024</th><th>2025</th><th>2026</th><th>2027</th><th>2028</th><th>2029</th></tr>
<tr><td>Performance Share Unit awards (60%)</td><td>Grant of base points Performance evaluation period</td><td>Performance evaluation period</td><td>Performance evaluation period</td><td>Vesting of the Company Shares</td><td colspan="2">Holding period for the vested Company shares</td></tr>
<tr><td rowspan="3">Restricted Stock Unit awards (40%)</td><td rowspan="3">Grant of base points</td><td>Vesting of the Company Shares (1/3)</td><td colspan="2">Holding period for the vested Company shares</td><td></td><td></td></tr>
<tr><td></td><td>Vesting of the Company Shares (1/3)</td><td colspan="2">Holding period for the vested Company shares</td><td></td></tr>
<tr><td></td><td></td><td>Vesting of the Company Shares (1/3)</td><td colspan="2">Holding period for the vested Company shares</td></tr>
</table>

Compensations under Plan II and Plan III will consist of Restricted Stock Unit awards only, in which a specified number of Company Shares is vested three (3) years after the date when base points which will

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3 be the basis for calculation will be granted. 75% of vested shares are required to be held until ceasing service as a director. (Time of vesting of the Company Shares and holding period of the Company shares regarding Plan II and Plan III) 2024 2025 2026 2027 until ceasing service as a director Restricted Stock Unit awards (100%) Grant of base points Vesting of the Company Shares Holding period for the vested Company shares (75% of the Company shares vested) (2) Outline of the Stock Grant System for Company Management in Japan (i) The Company introduced this system in 2014 for Company Management as a highly transparent and objective incentive plan that is closely linked to company performance. The purpose of this system is to improve the Company’s mid- and long-term performance as well as raise awareness of the need to enhance the Company’s value. This system is expected to have the effects of encouraging Company Management to work together under the global framework and of raising their awareness of the need to improve the Company performance. Company Shares corresponding to the job positions of the respective Management personnel, the achievement of performance goals, and other factors will be vested along with the dividends deriving from the vested Company shares subject to having completed one year or longer of continued service in principle. This system thereby grants mid- and long-term incentives for improvement of the Company’s value to each member of the Management personnel and is expected to increase the effect of retaining Management. (ii) The stock grant system for Company Management in Japan utilizes a mechanism called a Stock Grant ESOP (Employee Stock Ownership Plan) Trust (“ESOP Trust”) under which an ESOP Trust will be established for Company Management in Japan or will be continued by extending the trust term of the ESOP Trust already established in the previous year. (iii) The ESOP Trust is an employee incentive plan designed based on Restricted Stock Units and Performance Share Units, whereby Restricted Stock Unit awards and Performance Share Unit awards are granted to Company Management in Japan. Restricted Stock Unit awards and Performance Share Unit awards are granted to certain members of senior management in Japan, while Restricted Stock Unit awards are granted to the remainder of Company Management in Japan. Company Shares that are acquired by the ESOP Trust will be vested in Company Management in Japan based on their job positions, the achievement of performance goals and other factors, along with dividends deriving from vested Company shares. At a specific time period during the trust term, Company Shares will be vested in Company Management along with dividends deriving from Company shares that have vested under this system. 2. Continuation of the Plans As described later, the Company will use the trust terms of the BIP Trust and the ESOP Trust that were already established, continue the Plans in 2024. The Company also plans to continue the same type of incentive plans as the Plans in the next year and thereafter by either establishing a new BIP Trust and a new ESOP Trust or changing the existing BIP Trusts and ESOP Trusts, and entrusting additional money. The stock compensation plan for Company Directors to be implemented in the next year and thereafter will be determined by a resolution of the Board of Directors within the scope approved by the 143rd Ordinary General Meeting of Shareholders held on June 27, 2019.

4 (1) Extension of Trust Term The Company will extend the trust terms of the BIP Trust and the ESOP Trust (collectively, the “Trusts”) that were established in 2021 and scheduled to end on August 31, 2024 for three years up to August 31, 2027. If, upon extension of the trust terms, there are any Company shares remaining in the trust property (excluding Company shares corresponding to the balance of the share conversion points granted to Directors and employees and not yet vested) and any cash money (“Residual Cash”), they will be taken over by the Trusts after extension. (2) Plan Period The Plan Period of the respective Trusts shall be three years from fiscal year ending March 31, 2025 (“the Plan Period”) up to fiscal year March 31, 2027, during which Company Share are vested. As for the ESOP Trust, the Company might use Company Shares in the ESOP Trusts, which were established in previous years for the same purpose, for the vesting corresponding to the Plan Period. (3) Planned amount of trust money to be additionally entrusted to the Trusts and maximum total number of Company Shares to be vested from the BIP Trust The Company plans to additionally entrust 1.9 billion yen of trust money to the BIP Trust of the Trusts and to allocate the amount of such trust money plus Residual Cash to be taken over from the existing BIP Trust to funds to acquire additional shares by the BIP Trust and to pay trust fees and trust expenses. The above-mentioned planned amount is the amount of funds to acquire shares calculated considering the basic remuneration of current Directors plus trust fees and trust expenses. Under the stock compensation plan, the total number of Company Shares to be vested by the BIP Trust during the extended trust term shall be limited to the whole number obtained by dividing 5 billion yen (4.5 billion yen for Plan Ⅰ, 0.3 billion yen for Plan II, and 0.2 billion yen for Plan III), which is the upper limit of money contributed by the Company to the BIP Trust within the range approved by the 143rd Ordinary General Meeting of Shareholders held on June 27, 2019, by the closing price of the Company shares on the Tokyo Stock Exchange on July 1 of the year in which the trust terms of the BIP Trust are extended (if there is no closing price for such date, then the closing price on the date on which a transaction was performed immediately prior to such date (any fraction less than 1 yen shall be rounded down) (however, if Company shares are increased or decreased due to a share split, share allotment without contribution, or share consolidation, they will be adjusted in a reasonable manner). For the ESOP Trust of the Trusts, the Company will not additionally entrust nor acquire additional shares upon the continuation of the plan. (4) Manner of acquisition of Company shares by the Trusts For the BIP Trust of the Trusts, it is planned to additionally acquire Company shares from the stock market within the funds to acquire additional shares in (3) above. 3. Structure of the Trusts Please refer to 3-1 for details of the BIP Trust and 3-2 for details of the ESOP Trust.

5 (3-1) Structure of the BIP Trust (extension) (Note) If there are no Company shares under the Company BIP Trust due to the vesting of Company Shares in Beneficiaries, the Company BIP Trust will be discontinued before expiry of the trust term. The Company may entrust additional money to the Company BIP Trust as funds to acquire Company shares, and the Company BIP Trust may acquire additional Company shares to the extent of funds necessary to acquire shares that were approved by resolution of the 143rd Ordinary General Meeting of Shareholders held on June 27, 2019, and to the extent of the upper limit number for the vesting of shares set for Plans I, II and III. (1) The Company resolved to continue the stock compensation plan in 2024 by the Board of Directors meeting. (2) For Directors who are not members of Audit and Supervisory Committee and those who are, the Company extends the trust term of the BIP Trust already established (“Company BIP Trust”) wherein Mitsubishi UFJ Trust and Banking Corporation is a Trustee and Company Directors who meet the beneficiary requirements are Beneficiaries, and it entrusts additional money to the Company BIP Trust to the extent approved by the resolution at the Shareholders’ Meeting. (3) The Trustee (of the Company BIP Trust) acquires Company shares from the stock market using money contributed in procedure (2) in accordance with the directions of the Trust Administrator. (4) Dividends will be paid for Company shares under the Company BIP Trust as well as for other Company shares. (5) Voting rights will not be exercised during the trust term with regard to Company shares under the Company BIP Trust. (6) During the trust term, pursuant to the polices on the stock compensation plan of the Company, Beneficiaries will receive Company shares equivalent to a certain ratio of share conversion points after the points have been granted. Meanwhile, Company shares in a number equivalent to the remaining share conversion points will be converted into cash in the Company BIP Trust determined by the provisions of the trust agreement and Beneficiaries will receive the monetary equivalent (dividends deriving from Company shares will also be paid to Beneficiaries corresponding to the number of Company Shares to be vested by the Company BIP Trust). (7) If there are residual shares at the expiry of the trust term due to non-achievement of performance goals, resignation because of his/her own convenience, dismissal or for other reasons during the trust term, the Company BIP Trust may continue to be used as a type of incentive plan similar to the stock compensation plan by changing the trust agreement and entrusting additional money to the Company BIP Trust, or the Company BIP Trust may voluntarily convey the said residual shares to the Company and the Company may acquire them without payment and cancel the residual shares by a resolution of the Board of Directors meeting. (8) Residual properties after distribution to Beneficiaries at the end of the Company BIP Trust will belong to the Company to the extent of allowances for trust expenses, which are calculated by deducting the funds to acquire Company shares from the trust money. The portion exceeding the allowances for trust expenses will be donated to groups that have no conflict of interest with the Company and the Company Directors and officers. [Beneficiary] Company Directors Stock Market (6) Vesting of Company shares and cash payout [Trustee] Mitsubishi UFJ Trust and Banking Corp. (Co-trustee: The Master Trust Bank of Japan, Ltd.) Company BIP Trust Company shares and money (7) Continuous utilization of Company BIP Trust (2) Establishing the Company BIP Trust [Trustor] Company Trust Administrator (4) Dividends (3) Payment of the price (7) Voluntary conveyance and cancelation of remaining shares (8) Granting of residual properties (3) Company shares (5) Direction not to exercise voting rights Policy on Stock Compensation Plan for Directors (1) Resolution by the Board of Directors

6 (Reference) [Trust Agreement] BIP Trust (1) Type of Trust: Money trust other than a specified money trust for separate investment (Third party benefit trust) (2) Purpose of Trust: To grant incentives to Directors. (3) Trustor: The Company (4) Trustee: Mitsubishi UFJ Trust and Banking Corporation (Co-trustee: The Master Trust Bank of Japan, Ltd.) (5) Beneficiaries: Person(s) who meet beneficiary requirements among Directors (6) Trust administrator: A third person who has no conflict of interest with the Company (Certified public accountant) (7) Date of trust agreement: May 22, 2015 (an amendment agreement is scheduled to be executed regarding the extension of the trust term as of May 2024) (8) Trust term: From May 22, 2015 to the end of August 2024 (the trust term is scheduled to be extended to the end of August 2027 based on the amendment agreement executed as of May 2024) (9) Start of the Plan: July 1, 2024 (scheduled) (10) Exercise of voting rights: No voting rights will be exercised. (11) Type of acquired shares: Common Company shares (12) Total amount of shares to be acquired: 1.9 billion yen (scheduled) (including trust fees and trust expenses) (13) Time to acquire shares: From May 16, 2024 (scheduled) to May 31, 2024 (scheduled) (excluding the five (5) business days before the end of each fiscal period (including the quarterly fiscal period)) (14) Manner of share acquisition: To be acquired from the stock market. (15) Vested rights holder: The Company (16) Residual properties: Residual properties that the Company, which is the holder of vested rights, can receive are within the extent of allowances for trust expenses, which are calculated by deducting funds to acquire Company shares from the trust money.

7 (3-2) Structure of the ESOP Trust (extension) (1) The Company resolved to continue the Stock Grant System in 2024 by the Board of Directors meeting. (2) The Company extends the trust term of the ESOP Trust already established (“Company ESOP Trust”) wherein Mitsubishi UFJ Trust and Banking Corporation is a Trustee and Company Management in Japan who meet beneficiary requirements are Beneficiaries, and entrusts additional money to the Company ESOP Trust. The Company will not additionally entrust nor acquire additional shares upon the extension. (3) Dividends will be paid for Company shares under the Company ESOP Trust as well as other Company shares. (4) Voting rights will not be exercised during the trust term with regard to Company shares under the Company ESOP Trust. (5) During the trust term, pursuant to the policies on the long term incentive plan of the Company, Beneficiaries will receive Company shares equivalent to a certain ratio of share conversion points after the points have been granted. Meanwhile, the Company shares in a number equivalent to the remaining share conversion points will be converted into cash in the Company ESOP Trust determined by the provision of the trust agreement and the monetary equivalent will be received (dividends from Company shares will also be paid to Beneficiaries corresponding to the number of Company Shares to be vested by the Company ESOP Trust). (6) If there are residual shares at the expiry of the trust term due to non-achievement of performance goals or for other reasons during the trust term, the Company ESOP Trust may continue to be used as a type of incentive plan similar to the Stock Grant System by changing the trust agreement and by entrusting additional money to the Company ESOP Trust, or the Company ESOP Trust may voluntarily convey the said residual shares to the Company and the Company may acquire them without payment and cancel the residual shares by a resolution at the Board of Directors meeting. (7) Residual properties after distribution to Beneficiaries at the end of the Company ESOP Trust will belong to the Company to the extent of allowances for trust expenses, which are calculated by deducting the funds to acquire Company shares from the trust money. The portion exceeding the allowances for trust expenses will be donated to groups that have no conflict of interest with the Company and the Company Directors and officers. [Trustor] Company [Beneficiary] Company Management Trust Administrator (2) Establishing the Trust (5) Vesting of Company shares and cash payout (3) Dividends (4) Direction not exercising voting rights (6) Voluntary conveyance and cancellation of remaining shares. Policy on Long- Term Incentive Plan to Employees [Trustee] Mitsubishi UFJ Trust and Banking Corp. (Co-trustee: The Master Trust Bank of Japan, Ltd.) ESOP Trust Company shares and money (1) Resolution to continue by the Board of Directors (6) Continuous utilization of the Trust Payment of the price Company shares Stock Market

8 (Note) If there are no Company shares under the Company ESOP Trust due to the vesting of Company Shares in Beneficiaries, the Company ESOP Trust will be discontinued before the expiry of the trust term. The Company may entrust additional money to the Company ESOP Trust as funds to acquire Company shares.

9 (Reference) [Trust Agreement] ESOP Trust (1) Type of Trust: Money trust other than a specified money trust for separate investment (Third party benefit trust) (2) Purpose of Trust: To grant incentives to Company Management in Japan. (3) Trustor: The Company (4) Trustee: Mitsubishi UFJ Trust and Banking Corporation (Co-trustee: The Master Trust Bank of Japan, Ltd.) (5) Beneficiaries: Person(s) meeting beneficiary requirements from among the Company Management in Japan (6) Trust administrator: A third person who has no conflict of interest with the Company (Certified public accountant) (7) Date of trust agreement: May 22, 2015 (an amendment agreement is scheduled to be executed regarding the extension of the trust term as of May 2024) (8) Trust term: From May 22, 2015 to the end of August 2024 (the trust term is scheduled to be extended to the end of August 2027 based on the amendment agreement executed as of May 2024) (9) Start of the System: July 1, 2024 (scheduled) (10) Exercise of voting rights: No voting rights will be exercised. (11) Vested rights holder: The Company (12) Residual properties: Residual properties that the Company, which is the holder of vested rights, can receive are within the extent of allowances for trust expenses, which are calculated by deducting funds to acquire Company shares from trust money. About Takeda Takeda is focused on creating better health for people and a brighter future for the world. We aim to discover and deliver life-transforming treatments in our core therapeutic and business areas, including gastrointestinal and inflammation, rare diseases, plasma-derived therapies, oncology, neuroscience and vaccines. Together with our partners, we aim to improve the patient experience and advance a new frontier of treatment options through our dynamic and diverse pipeline. As a leading values-based, R&D-driven biopharmaceutical company headquartered in Japan, we are guided by our commitment to patients, our people and the planet. Our employees in approximately 80 countries and regions are driven by our purpose and are grounded in the values that have defined us for more than two centuries. For more information, visit www.takeda.com. Media Contacts: Jun Saito jun.saito@takeda.com +81 (0) 3-3278-2325 Important Notice For the purposes of this notice, “press release” means this document, any oral presentation, any question and answer session and any written or oral material discussed or distributed by Takeda Pharmaceutical Company Limited (“Takeda”) regarding this press release. This press release

10 (including any oral briefing and any question-and-answer in connection with it) is not intended to, and does not constitute, represent or form part of any offer, invitation or solicitation of any offer to purchase, otherwise acquire, subscribe for, exchange, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction. No shares or other securities are being offered to the public by means of this press release. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. This press release is being given (together with any further information which may be provided to the recipient) on the condition that it is for use by the recipient for information purposes only (and not for the evaluation of any investment, acquisition, disposal or any other transaction). Any failure to comply with these restrictions may constitute a violation of applicable securities laws. The companies in which Takeda directly and indirectly owns investments are separate entities. In this press release, “Takeda” is sometimes used for convenience where references are made to Takeda and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. Forward-Looking Statements This press release and any materials distributed in connection with this press release may contain forward-looking statements, beliefs or opinions regarding Takeda’s future business, future position and results of operations, including estimates, forecasts, targets and plans for Takeda. Without limitation, forward-looking statements often include words such as “targets”, “plans”, “believes”, “hopes”, “continues”, “expects”, “aims”, “intends”, “ensures”, “will”, “may”, “should”, “would”, “could”, “anticipates”, “estimates”, “projects”, “forecasts”, “outlook” or similar expressions or the negative thereof. These forward-looking statements are based on assumptions about many important factors, including the following, which could cause actual results to differ materially from those expressed or implied by the forward-looking statements: the economic circumstances surrounding Takeda’s global business, including general economic conditions in Japan and the United States; competitive pressures and developments; changes to applicable laws and regulations; challenges inherent in new product development, including uncertainty of clinical success and decisions of regulatory authorities and the timing thereof; uncertainty of commercial success for new and existing products; manufacturing difficulties or delays; fluctuations in interest and currency exchange rates; claims or concerns regarding the safety or efficacy of marketed products or product candidates; the impact of health crises, like the novel coronavirus pandemic; the success of our environmental sustainability efforts, in enabling us to reduce our greenhouse gas emissions or meet our other environmental goals; the extent to which our efforts to increase efficiency, productivity or cost-savings, such as the integration of digital technologies, including artificial intelligence, in our business or other initiatives to restructure our operations will lead to the expected benefits; and other factors identified in Takeda’s most recent Annual Report on Form 20-F and Takeda’s other reports filed with the U.S. Securities and Exchange Commission, available on Takeda’s website at: https://www.takeda.com/investors/sec-filings-and- security-reports/ or at www.sec.gov. Takeda does not undertake to update any of the forward-looking statements contained in this press release or any other forward-looking statements it may make, except

11 as required by law or stock exchange rule. Past performance is not an indicator of future results and the results or statements of Takeda in this press release may not be indicative of, and are not an estimate, forecast, guarantee or projection of Takeda’s future results. ###